PRESS RELEASE
Tuesday 31 March 2026 – 22:00. CET
Regulated information

CMB.TECH ANNOUNCES FINAL YEAR RESULTS

ANTWERP, Belgium, 31 March 2026 – CMB.TECH NV (“CMBT”, “CMB.TECH” of “the company” (NYSE: CMBT, Euronext Brussels: CMBT and Euronext Oslo Børs: CMBTO) reported its final financial results today for the full year ended 31 December 2025.

HIGHLIGHTS 2025

Financial highlights:
•	Profit of USD 89.1 million in Q4 2025 bringing full year profit to USD 139.1 million
•	No major changes compared to the preliminary figures published on 26/2/26
•	Total contract backlog increased to USD 3.05 billion

Fleet highlights:
•	CMB.TECH focused on its fleet rejuvenation with 17 newbuild deliveries
➢	8 Newcastlemaxes
➢	1 Crude oil tanker
➢	1 Chemical tanker
➢	5 CTVs
➢	2 CSOVs
•	Further fleet expansion with 9 vessels ordered (6 chemical tankers, 2 CTVs and 1 MP-ASV)
•	Sale of 12 older vessels (5 VLCCs, 2 Suezmaxes, 2 Capesizes, 2 Panamaxes and 1 CTV)
•	Fortescue and CMB.TECH signed agreement for ammonia-powered Newcastlemax
•	CMB.TECH and MOL signed landmark agreement for nine ammonia-powered vessels

Corporate highlights:
•	On March 4 2025, CMB.TECH announced that it entered into a share purchase agreement with Hemen Holding Limited for the acquisition of 81,363,730 shares in Golden Ocean Group Limited.
•	Completed merger with Golden Ocean on 20 August
•	Additional listing: CMB.TECH is now listed on NYSE (CMBT), EURONEXT Brussels (CMBT) and EURONEXT Oslo (CMBTO)
•	CMB.TECH is investing in the Chinese ammonia supply chain
•	Supervisory Board changes

HIGHLIGHTS Q1 2026
•	Sale of stake in Tankers International Pool, closed on 27 January 2026.
•	Management Board changes: resignation of Mr. Benoit Timmermans
•	Sale of 8 VLCCs and 2 Capesize vessels Q1 to date
•	Delivery of 3 vessels in Q1 to date

For the fourth quarter of 2025, the company realised a net gain of USD 89.1 million or USD 0.31 per share (fourth quarter 2024: a net gain of 93.1 USD million or USD 0.48 per share). EBITDA (a non-IFRS measure) for the same period was USD 323.4 million (fourth quarter 2024: USD 180.4 million).
CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Tuesday 31 March 2026 – 22:00. CET
Regulated information

CMB.TECH FLEET DEVELOPMENTS
RECAP 2025
In 2025, CMB.TECH focused on its fleet rejuvenation with 17 newbuild deliveries (8 Newcastlemaxes, 1 crude oil tanker, 1 chemical tanker, 5 CTVs & 2 CSOVs) and the sale of 12 older vessels (5 VLCCs, 2 Suezmaxes, 2 Capesize vessels, 2 Panamaxes and 1 CTV). Furthermore, the company also ordered an additional 9 vessels (6 chemical tankers, 2 CTVs and 1 MPSAV).
CAPITAL GAIN IN USD
The total capital gain on vessel sales in 2025 amounted to USD 192.6 million and in Q1 2026 the capital gain on vessel sales will amount to approximately USD 269.3 million.
MARKET & OUTLOOK
An overview and outlook of the markets can be found in the Q4 2025 press release.

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Tuesday 31 March 2026 – 22:00. CET
Regulated information

Key figures

The most important key figures are:

(in thousands of USD)	Fourth Quarter 2025	Fourth Quarter 2024	YTD 2025	YTD 2024

Revenue	588,980	226,029	1,666,080	940,246
Other operating income	1,504	8,254	29,756	50,660

Raw materials and consumables	(3,769)	(1,576)	(10,265)	(3,735)
Voyage expenses and commissions	(128,169)	(42,692)	(362,155)	(174,310)
Vessel operating expenses	(128,067)	(52,817)	(420,409)	(199,646)
Charter hire expenses	(415)	(3)	(3,124)	(138)
General and administrative expenses	(51,504)	(24,616)	(141,975)	(77,766)
Net gain (loss) on disposal of tangible assets	49,489	71,114	192,564	635,017
Depreciation and amortisation	(114,526)	(43,911)	(387,968)	(166,029)
Impairment losses	(2,081)	(1,847)	(5,354)	(1,847)

Net finance expenses	(113,308)	(47,096)	(406,941)	(130,650)
Share of profit (loss) of equity accounted investees	(2,599)	(1,418)	(882)	920
Result before taxation	95,535	89,421	149,327	872,722

Income tax benefit (expense)	(6,476)	3,709	(10,185)	(1,893)
Profit (loss) for the period	89,059	93,130	139,142	870,829

Attributable to:
Owners of the Company	89,059	93,130	160,696	870,829
Non-controlling interest	—	—	(21,554)	—

Earnings per share:

(in USD per share)	Fourth Quarter 2025	Fourth Quarter 2024	YTD 2025	YTD 2024

Weighted average number of shares (basic) *	290,169,769	194,216,835	229,443,392	196,041,579
Basic earnings per share	0.31	0.48	0.70	4.44

*	The number of shares issued on 31 December 2025 is 315,977,647. However, the number of shares excluding the owned shares held by CMB.TECH at 31 December 2025 is 290,169,769.

EBITDA reconciliation:

(in thousands of USD)	Fourth Quarter 2025	Fourth Quarter 2024	YTD 2025	YTD 2024

Profit (loss) for the period	89,059	93,130	139,142	870,829
+ Net finance expenses	113,308	47,096	406,941	130,650
+ Depreciation and amortisation	114,526	43,911	387,968	166,029
+ Income tax expense (benefit)	6,476	(3,709)	10,185	1,893
EBITDA	323,369	180,428	944,236	1,169,401

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman		Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Tuesday 31 March 2026 – 22:00. CET
Regulated information

EBITDA per share:

(in USD per share)	Fourth Quarter 2025	Fourth Quarter 2024	YTD 2025	YTD 2024

Weighted average number of shares (basic)	290,169,769	194,216,835	229,443,392	196,041,579
EBITDA	1.11	0.93	4.12	5.97

All figures, except for EBITDA, have been prepared under IFRS as adopted by the EU (International Financial Reporting Standards) and have not been audited nor reviewed by the statutory auditor.

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Tuesday 31 March 2026 – 22:00. CET
Regulated information

TCE
The average daily time charter equivalent rates (TCE, a non IFRS-measure) can be summarised as follows:
In USD per day	Full year 2025	Full year 2024
DRY BULK VESSELS
Newcastlemax average spot rate(1)	27,614	30,600
Newcastlemax average time charter rate	21,457	NA
Capesize average spot rate(1)	22,346	NA
Panamax/Kamsarmax average spot rate(1)	13,000	NA
Panamax/Kamsarmax average time charter rate	13,552	NA
TANKERS
VLCC average spot rate(2)	45,251	44,600
VLCC average time charter rate	45,912	45,912
Suezmax average spot rate(1) (3)	46,508	45,600
Suezmax average time charter rate	34,838	31,000
FSO Average time charter rate	86,689	87,330
CONTAINER VESSELS
Average time charter rate	29,378	29,378
CHEMICAL TANKERS
Average spot rate(2)	20,675	25,600
Average time charter rate	19,306	19,306
OFFSHORE WIND (CTV)
CSOV Average time charter rate	81,307	NA
CTV Average time charter rate	3,033	2,973
(1) Reporting load-to-discharge, in line with IFRS 15, net of commission
(2) CMB.TECH owned ships in TI Pool or Stolt Pool (excluding technical off hire days)
(3) Including profit share where applicable

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Tuesday 31 March 2026 – 22:00. CET
Regulated information

Difference between Q4 2025 preliminary results and Q4 2025 final results
Next to some reclasses in statement of financial position and statement of profit or loss, net result for the period decreased with USD 1.0 million related to additional accrued expenses.
Independent auditor's procedures
The statutory auditor, BDO Bedrijfsrevisoren - Réviseurs d’Entreprises, represented by Veerle Catry, has confirmed that the audit procedures, which have been in relation to the financial information for the year ended 31 December 2025 in accordance with the International Standards on Auditing are substantially completed and have not revealed any material corrections required to be made to the financial information included in the company’s annual announcement.

CMB.TECH highlights in 2025
7 January
The company took delivery of the Newcastlemax Mineral Portugal (2025 - 210,754 dwt).
13 January
Windcat Workboats International BV, a subsidiary of CMB.TECH, has ordered a newbuild hydrogen-powered (dual fuel) multifunctional harbour utility vessel (MPHUV) with Neptune Construction. Delivery is scheduled in 2026.
13 January
The company took delivery of the Newcastlemax Mineral Osterreich (2025 - 210,761 dwt).
27 January
The VLCC Alsace (2012 - 299,999 DWT) was successfully delivered to its new owner. A capital gain of approximately USD 27.46 million was booked in Q1 2025.
4 March
CMB.TECH NV announced that it had entered into a share purchase agreement with Hemen Holding Limited, through its subsidiary, for the acquisition of 81,363,730 shares in Golden Ocean Group Limited (representing ca. 40.8% of Golden Ocean’s outstanding shares and votes which includes all Golden Ocean shares controlled by Hemen),
24 March
CMB.TECH announced that it signed an agreement with Mitsui O.S.K. Lines, Ltd. (“MOL”) and MOL CHEMICAL TANKERS PTE. LTD. (“MOLCT”) for nine ammonia-powered vessels.
26 March
The company took delivery of the CTV Hydrocat 60.
27 March
CMB.TECH NV filed a Schedule 13D/A to report that CMB.TECH NV indirectly acquired 7,347,277 additional shares in Golden Ocean in the open market following the Share Purchase.
3 April
CMB.TECH NV filed a Schedule 13D/A to report that CMB.TECH NV indirectly acquired 9,689,297 additional shares in Golden Ocean in the open market following the Share Purchase.
9 April
The Company took delivery of the CTV TSM Windcat 59.

.

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Tuesday 31 March 2026 – 22:00. CET
Regulated information

10 April
The company took delivery of the Newcastlemax Mineral Suomi (2025 - 210,000 dwt).
14 April
CMB.TECH announced that it signed an agreement with Fortescue to charter a new ammonia-powered vessel featuring a dual fuel engine.
22 April
CMB.TECH and Golden Ocean announced that they signed a term sheet (the “Term Sheet”) for a contemplated stock-for-stock merger, with CMB.TECH as the surviving entity, based on an exchange ratio of 0.95 shares of CMB.TECH for each share of Golden Ocean (the “Exchange Ratio”), subject to customary adjustments..
23 April
The company took delivery of the Newcastlemax Mineral Sverige (2025 - 210,000 dwt).
30 April
CMB.TECH announced that it had sold three VLCCs, Iris (2012 - 314,000 dwt), Hakata (2010 - 302,550 dwt) & Hakone (2010 - 302,624 dwt) as part of its fleet rejuvenation. The sales generated a total capital gain of 96.4 million USD.
23 May
The company took delivery of the Newcastlemax Mineral Polska (2025 - 210,000 dwt).
28 May
CMB.TECH and Golden Ocean announced that they signed an agreement and plan of merger (the “Merger Agreement”) for a stock-for-stock merger, as contemplated by the term sheet previously announced on 22 April 2025.
23 June
The company took delivery of the Newcastlemax Mineral Cesko (2025 - 210,000 dwt).
2 July
The CTV TSM Windcat 58was delivered.
3 July
The company entered into an agreement to sell the Capesize vessel Golden Zhoushan for a sale price of USD 22.1 million, less a 1% commission. The vessel was delivered to its new owner in the third quarter of 2025.
24 July
The CSOV Windcat Rotterdam was delivered.
8 August
The company took delivery of Newcastlemax Mineral Slovensko (2025- 210,761 dwt).
19 August
Golden Ocean held a Special General Meeting to vote on the proposed merger. The merger was approved by shareholders holding 92.72% of the shares present or represented at the meeting.
20 August
The merger with Golden Ocean was closed.

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Tuesday 31 March 2026 – 22:00. CET
Regulated information

25 August
The company entered into an agreement to sell the Suezmax Sofia (2010 - 165,000 dwt) for a net sale price of USD 40.1 million. The sale generated a capital gain of approximately USD 20.4 million and was delivered to its new owner in the fourth quarter of 2025.
28 August
Mr. Marc Saverys decided to resign as member and chairman of the Supervisory Board of CMB.TECH. Mr. Patrick de Brabandere, as representative of Debemar BV was appointed to succeed Mr. Marc Saverys as chairman of the Supervisory Board.
The Supervisory Board further decided to co-opt Mrs. Gudrun Janssens as independent member within the Supervisory Board.
18 September
The company took delivery of Chemical tanker Bochem Santos (2025 -25,000 dwt).
25 September
On 25 September 2025, CMB.TECH announced that Mrs. Julie De Nul decided to resign as member of the Supervisory Board of CMB.TECH NV. The Supervisory Board decided to co-opt Mr. Carl Steen as independent member within the Supervisory Board. Mr. Carl Steen was appointed to succeed Mrs. Julie de Nul as chairman of the Remuneration committee.
26 September
The company took delivery of Newcastlemax Mineral Slovenija (2025, 210,000 dwt).
20 October
CMB.TECH announced the sale of the capesize Battersea (2009, 169.390 dwt). The sale generated a total capital gain of 2.4 million USD. The vessel was delivered to its new owner during Q4 2025.
10 November
The company took delivery of VLCC Atrebates (2025, 319,000 dwt).
12 November
The company took delivery of the CTV Windcat 61.
12 December
CMB.TECH took delivery of the CTV Windcat 62.
19 December
The company took delivery of the CSOV Windcat Amsterdam.

Events occurring after the end of the financial year ending 31 December 2025

In January 2026, the company invested in the Chinese ammonia supply chain. CMB.TECH has signed an off-take agreement for green ammonia produced by CEEC Hydrogen Energy (“CEEC”) in Jilin Province and owns a minority share in privately owned Jiangsu Andefu Energy Technology Co., Ltd. (“Andefu”) one of China's largest ammonia supply chain companies.
On 7 January 2026 CMB.TECH NV announced that it had sold eight vessels, generating a capital gain of approximately 269.2 million USD in total. CMB.TECH sold six VLCCs: Daishan (2007, 306,005 dwt), Hirado (2011, 302,550 dwt), Hojo (2013, 302,965 dwt),Dia (2015, 299,999 dwt), Antigone (2015, 299,421 dwt), and Aegean (2016, 299,999 dwt) and two

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Tuesday 31 March 2026 – 22:00. CET
Regulated information

Capesize vessels: Golden Magnum (2009, 179,790 dwt), and Belgravia (2009, 169,390 dwt). The vessels have been delivered to their new owners in Q1 2026.
On 12 January 2026, CMB.TECH took delivery of the VLCC Eburones (2026, 319,000 dwt).
On 13 January 2026, CMB.TECH took delivery of the chemical tanker Bochem Callao (2026, 25,000 dwt).
On 9 February 2026, CMB.TECH announced it has sold two VLCCs: Ingrid (2012, 314,000 dwt) and Ilma (2012, 314,000 dwt). The sale will generate a capital gain of approximately 98.2 million USD in Q2 2026, based on the net sales price and book values. The vessels will be delivered to their new owner in Q2 2026.
On 26 February, CMB.TECH announced that Mr. Benoit Timmermans has decided to resign as member of the Management Board of CMB.TECH with effect as of 1 May 2026. Mr. Benoit Timmermans joined the Management Board of CMB.TECH as Chief Strategy Officer and has assisted the company in the transition from a pure-play crude oil tanker player to a large and diversified maritime group. For the time being, Mr. Timmermans will not be replaced. His responsibilities will be taken over by the current members of the Management Board.
On 26 February, CMB.TECH announced CMB.TECH has sold its share in the Tankers International (TI) Pool to International Seaways (INSW), closed on 27 January 2026.
On 23 March 2026, CMB.TECH took delivery of the VLCC Menapii (2026, 319,000 dwt).

Financial calendar 2026
21 April 2026
Annual report 2025 available on the website
19 May 2026
Announcement of first quarter results 2026
21 May 2026
Annual General Meeting of Shareholders
27 August 2026
Announcement of second quarter results 2026
27 August 2026
Half year report 2026 available on website
26 November 2026
Announcement of third quarter results 2026

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Tuesday 31 March 2026 – 22:00. CET
Regulated information

The Supervisory Board, represented by Patrick de Brabandere, its Chairman, and the Management Board, represented by Alexander Saverys, Chief Executive Officer, and Ludovic Saverys, Chief Financial Officer, hereby confirm, in the name and for account of CMB.TECH that, to the best of their knowledge the consolidated financial statements as of and for the year ended 31 December 2025 presented herein were established in accordance with applicable accounting standards (IFRS as adopted by the EU) and give a true and fair view, as defined by these standards, of the assets, liabilities, financial position and results of CMB.TECH NV.

On behalf of the Supervisory Board and the Management Board:

Alexander Saverys	Patrick de Brabandere
Chief Executive Officer	Chairman of the Supervisory Board

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Tuesday 31 March 2026 – 22:00. CET
Regulated information

Annual report available on the website – 21 April 2026

About CMB.TECH
CMB.TECH (all capitals) is one of the largest listed, diversified and future-proof maritime groups in the world with a combined fleet of about 250 vessels: dry bulk vessels, crude oil tankers, chemical tankers, container vessels, offshore energy vessels and port vessels. CMB.TECH also offers hydrogen and ammonia fuel to customers, through own production or third-party producers.
CMB.TECH is headquartered in Antwerp, Belgium, and has offices across Europe, Asia and Africa.
CMB.TECH is listed on Euronext Brussels and the NYSE under the ticker symbol “CMBT” and on Euronext Oslo Børs under the ticker symbol “CMBTO”.
More information can be found at https://cmb.tech
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbour protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbour provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbour legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other  factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Tuesday 31 March 2026 – 22:00. CET
Regulated information

Condensed consolidated statement of financial position
(in thousands of USD)

December 31, 2025	December 31, 2024
ASSETS

Non-current assets
Vessels	6,323,773	2,617,484
Assets under construction	738,298	628,405
Right-of-use assets	4,847	1,910
Other tangible assets	23,981	21,628
Prepayments	1,075	1,657
Intangible assets	12,710	16,187
Goodwill	177,022	—
Receivables	97,116	75,076
Investments	111,346	61,806
Deferred tax assets	2,850	10,074

Total non-current assets	7,493,018	3,434,227

Current assets
Inventory	77,175	26,500
Trade and other receivables	320,843	235,883
Current tax assets	4,912	3,984
Cash and cash equivalents	146,529	38,869
549,459	305,236

Non-current assets held for sale	363,097	165,583

Total current assets	912,556	470,819

TOTAL ASSETS	8,405,574	3,905,046

EQUITY and LIABILITIES

Equity
Share capital	343,440	239,148
Share premium	1,817,557	460,486
Translation reserve	9,502	(2,045)
Hedging reserve	90	2,145
Treasury shares	(284,508)	(284,508)
Retained earnings	737,239	777,098

Equity attributable to owners of the Company	2,623,320	1,192,324

Non-current liabilities
Bank loans	2,839,590	1,450,869
Other notes	—	198,887
Other borrowings	1,876,795	667,361
Lease liabilities	3,368	1,451
CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Tuesday 31 March 2026 – 22:00. CET
Regulated information

Other payables	20	—
Employee benefits	1,180	1,060
Deferred tax liabilities	485	438

Total non-current liabilities	4,721,438	2,320,066

Current liabilities
Trade and other payables	222,492	79,591
Current tax liabilities	8,288	9,104
Bank loans	351,170	201,937
Other notes	203,287	3,733
Other borrowings	273,898	95,724
Lease liabilities	1,681	2,293
Provisions	—	274

Total current liabilities	1,060,816	392,656

TOTAL EQUITY and LIABILITIES	8,405,574	3,905,046

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Tuesday 31 March 2026 – 22:00. CET
Regulated information

Condensed consolidated statement of profit or loss
(in thousands of USD except per share amounts)

	2025	2024
	Jan. 1 - Dec. 31, 2025	Jan. 1 - Dec. 31, 2024
Shipping income
Revenue	1,666,080	940,246
Gains on disposal of vessels/other tangible assets	192,568	635,019
Other operating income	29,756	50,660
Total shipping income	1,888,404	1,625,925

Operating expenses
Raw materials and consumables	(10,265)	(3,735)
Voyage expenses and commissions	(362,155)	(174,310)
Vessel operating expenses	(420,409)	(199,646)
Charter hire expenses	(3,124)	(138)
Loss on disposal of vessels/other tangible assets	(4)	(2)
Depreciation tangible assets	(384,684)	(163,148)
Amortisation intangible assets	(3,284)	(2,881)
Impairment losses	(5,354)	(1,847)
General and administrative expenses	(141,975)	(77,766)
Total operating expenses	(1,331,254)	(623,473)

RESULT FROM OPERATING ACTIVITIES	557,150	1,002,452

Finance income	22,876	38,689
Finance expenses	(429,817)	(169,339)
Net finance expenses	(406,941)	(130,650)

Share of profit (loss) of equity accounted investees (net of income tax)	(882)	920

PROFIT (LOSS) BEFORE INCOME TAX	149,327	872,722

Income tax benefit (expense)	(10,185)	(1,893)

PROFIT (LOSS) FOR THE PERIOD	139,142	870,829

Attributable to:
Owners of the company	160,696	870,829
Non-controlling interest	(21,554)	—

Basic earnings per share	0.70	4.44
Diluted earnings per share	0.70	4.44

Weighted average number of shares (basic)	229,443,392	196,041,579
Weighted average number of shares (diluted)	229,443,392	196,041,579

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Tuesday 31 March 2026 – 22:00. CET
Regulated information

Condensed consolidated statement of comprehensive income
(in thousands of USD)

	2025	2024
	Jan. 1 - Dec. 31, 2025	Jan. 1 - Dec. 31, 2024

Profit/(loss) for the period	139,142	870,829

Other comprehensive income (expense), net of tax
Items that will never be reclassified to profit or loss:
Remeasurements of the defined benefit liability (asset)	88	200

Items that are or may be reclassified to profit or loss:
Foreign currency translation differences	11,547	(2,280)
Cash flow hedges - effective portion of changes in fair value	(2,055)	1,005

Other comprehensive income (expense), net of tax	9,580	(1,075)

Total comprehensive income (expense) for the period	148,722	869,754

Attributable to:
Owners of the company	170,276	869,754
Non-controlling interest	(21,554)	—

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Tuesday 31 March 2026 – 22:00. CET
Regulated information

Condensed consolidated statement of changes in equity
(in thousands of USD)
	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity

Balance at January 1, 2024	239,148	1,466,529	235	1,140	(157,595)	807,916	2,357,373	—	2,357,373

Profit (loss) for the period	—	—	—	—	—	870,829	870,829	—	870,829
Total other comprehensive income (expense)	—	—	(2,280)	1,005	—	200	(1,075)	—	(1,075)
Total comprehensive income (expense)	—	—	(2,280)	1,005	—	871,029	869,754	—	869,754

Transactions with owners of the company
Business Combination	—	—	—	—	—	(796,970)	(796,970)	—	(796,970)
Dividends to equity holders	—	(1,006,043)	—	—	—	(104,877)	(1,110,920)		(1,110,920)
Treasury shares acquired	—	—	—	—	(126,913)	—	(126,913)	—	(126,913)
Total transactions with owners	—	(1,006,043)	—	—	(126,913)	(901,847)	(2,034,803)	—	(2,034,803)

Balance at December 31, 2024	239,148	460,486	(2,045)	2,145	(284,508)	777,098	1,192,324	—	1,192,324

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Tuesday 31 March 2026 – 22:00. CET
Regulated information

	Share capital	Share premium	Translation reserve	Hedging reserve	Treasury shares	Retained earnings	Equity attributable to owners of the Company	Non-controlling interest	Total equity

Balance at January 1, 2025	239,148	460,486	(2,045)	2,145	(284,508)	777,098	1,192,324	—	1,192,324

Profit (loss) for the period	—	—	—	—	—	160,696	160,696	(21,554)	139,142
Total other comprehensive income (expense)	—	—	11,547	(2,055)	—	88	9,580	—	9,580
Total comprehensive income (expense)	—	—	11,547	(2,055)	—	160,784	170,276	(21,554)	148,722

Transactions with owners of the company
Business Combination - Initial purchase	—	—	—	—	—	—	—	1,453,575	1,453,575
Business Combination - Subsequent purchases	—	—	—	—	—	72,726	72,726	(209,792)	(137,066)
Merger	104,292	1,357,071	—	—	—	(244,352)	1,217,011	(1,217,011)	—
Dividends to equity holders	—	—	—	—	—	(29,017)	(29,017)	—	(29,017)
Dividends to non-controlling interest	—	—	—	—	—	—	—	(5,218)	(5,218)
Total transactions with owners	104,292	1,357,071	—	—	—	(200,643)	1,260,720	21,554	1,282,274

Balance at December 31, 2025	343,440	1,817,557	9,502	90	(284,508)	737,239	2,623,320	—	2,623,320

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Tuesday 31 March 2026 – 22:00. CET
Regulated information

Condensed consolidated statement of cash flows
(in thousands of USD)

	2025	2024
	Jan. 1 - Dec. 31, 2025	Jan. 1 - Dec. 31, 2024
Cash flows from operating activities
Profit (loss) for the period	139,142	870,829

Adjustments for:	618,492	(355,549)
Depreciation of tangible assets	384,684	163,148
Amortisation of intangible assets	3,284	2,881
Impairment losses (reversals)	5,354	1,847
Provisions	(274)	(325)
Income tax (benefits)/expenses	10,185	1,893
Share of profit of equity-accounted investees, net of tax	882	(920)
Net finance expense	406,941	130,650
(Gain)/loss on disposal of assets	(192,564)	(635,017)
(Gain)/loss on disposal of subsidiaries	—	(19,706)

Changes in working capital requirements	7,264	39,307
Change in cash guarantees	(8,986)	(46,869)
Change in inventory	(28,477)	5,197
Change in receivables from contracts with customers	38,631	95,930
Change in accrued income	(17,957)	7,410
Change in deferred charges	8,104	(6,065)
Change in other receivables	30,230	3,317
Change in trade payables	34,687	(14,867)
Change in accrued payroll	4,155	(94)
Change in accrued expenses	(37,031)	(18,999)
Change in deferred income	19,280	6,602
Change in other payables	(35,438)	7,758
Change in provisions for employee benefits	66	(13)

Income taxes paid during the period	(4,657)	(4,549)
Interest paid	(340,615)	(109,136)
Interest received	6,414	17,112

Net cash from (used in) operating activities	426,040	458,014

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech

PRESS RELEASE
Tuesday 31 March 2026 – 22:00. CET
Regulated information

Acquisition of vessels and vessels under construction	(1,026,068)	(1,114,907)
Proceeds from the sale of vessels	509,817	1,718,862
Acquisition of other tangible assets	(3,741)	(5,022)
Acquisition of intangible assets	(1,503)	(1,541)
Proceeds from the sale of other (in)tangible assets	860	2,000
Net cash on deconsolidation / sale of subsidiaries	—	822
Investments in other companies	—	(45,000)
Loans from (to) related parties	(3,403)	(4,485)
Acquisition of a subsidiary, net of cash acquired	(1,098,897)	(1,152,620)
Repayment of loans from related parties	—	(79,930)
Lease payments received from finance leases	1,263	1,591
Dividends received from other investments	9,876	1,050

Net cash from (used in) investing activities	(1,611,796)	(679,180)

(Purchase of) Proceeds from sale of treasury shares	—	(126,913)
Proceeds from borrowings	6,469,027	2,722,525
Repayment of borrowings	(4,237,099)	(1,177,328)
Repayment of lease liabilities	(121,881)	(33,879)
Repayment of commercial paper	(221,304)	(357,171)
Repayment of sale and leaseback	(379,423)	(54,299)
Transaction costs related to issue of loans and borrowings	(56,894)	(19,223)
Dividends paid	(20,157)	(1,126,683)
Acquisition of non-controlling interest	(137,066)	—

Net cash from (used in) financing activities	1,295,203	(172,971)

Net increase (decrease) in cash and cash equivalents	109,448	(394,137)

Net cash and cash equivalents at the beginning of the period	38,869	429,370
Effect of changes in exchange rates	(1,788)	3,636

Net cash and cash equivalents at the end of the period	146,529	38,869

CMB.TECH w Contact
Head of Marketing & Communications Katrien Hennin	Tel: +32 499393470 katrien.hennin@cmb.tech	Head of Investor Relations Joris Daman	Tel: +32 498617111 joris.daman@cmb.tech